SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of January 21 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


The company has received the following announcement:


                                                 Barclays PLC
                                                 Group Corporate Secretariat
                                                 54 Lombard Street
                                                 London EC3P 3AH
                                                 Tel: 020 7699 2305
                                                 Fax: 0870 242 2733

19 January 2005

The Company Secretary
Marconi Corporation PLC
34 Grosvenor Square
London
W1K 2HD


Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 17 January 2005 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your company of 4.73%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 208,164,999 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7699 2305.


Yours faithfully



Geoff Smith
Manager, Secretarial Services
Enc.


                               LEGAL ENTITY REPORT

MARCONI CORP (NEW)                                               SEDOL : 3335442

As at 18 January 2005 Barclay PLC, through the legal entities listed below, had a notifiable interest in 9,844,508 ORD GBP0.25 representing 4.73% of the issued share capital of 208,164,999 units.


Legal Entity                                          Holding   Percentage Held
Barclays Private Bank and Trust Ltd                    15,000             .0072
Barclays Capital Securities Ltd                     1,995,000             .9584
Barclays Private Bank and Trust Ltd                       710             .0003
Barclays Global Investors Ltd                       2,429,219            1.1670
Barclays Global Investors Japan Ltd                    50,255             .0241
Barclays Bank Trust Company Ltd                            23             .0001
Gerrard Ltd                                             1,252             .0006
Barclays Global Fund Advisors                         417,684             .2007
Barclays Bank PLC                                   2,943,291            1.4139
Barclays Global Investors Japan Trust & Banking       193,030             .0927
Barclays Global Investors Australia Ltd                32,041             .0154
Barclays Life Assurance Co Ltd                        188,792             .0907
Barclays Private Bank Ltd                                   5             .0001
Barclays Global Investors, N.A.                     1,578,206             .7582

                        Group Holding               9,844,508            4.7294


                          REGISTERED HOLDERS REPORT

MARCONI CORP (NEW)                                               SEDOL : 3335442

As at 18 January 2005 Barclay PLC, through the registered holders listed below, had a notifiable interest in 9,844,508 ORD GBP0.25 representing 4.73% of the issued share capital of 208,164,999 units.


Registered Holder                           Account Designation        Holding
Bank of Ireland                                                         31,112
BARCLAYS CAPITAL NOMINEES LIMI                                       2,943,291
BARCLAYS CAPITAL SECURITIES LT                                       1,995,000
Barclays Trust Co & Others                                                   1
BARCLAYS TRUST CO AS EXEC/ADM                                                4
Barclays Trust Co DMC69                                                     18
CHASE NOMINEES LTD                                 16376               120,009
Clydesdale Nominees HGB0125                     01001464                15,000
INVESTORS BANK AND TRUST CO.                                         1,020,597
INVESTORS BANK AND TRUST CO.                                            47,307
INVESTORS BANK AND TRUST CO.                                           279,904
INVESTORS BANK AND TRUST CO.                                             1,167
INVESTORS BANK AND TRUST CO.                                             5,348
INVESTORS BANK AND TRUST CO.                                            49,920
INVESTORS BANK AND TRUST CO.                                           359,863
INVESTORS BANK AND TRUST CO.                                             2,553
JP MORGAN (BGI CUSTODY)                            16331                68,616
JP MORGAN (BGI CUSTODY)                            16341               120,176
JP MORGAN (BGI CUSTODY)                            16400             2,206,567
JP MORGAN (BGI CUSTODY)                            18409               102,643
JPMORGAN CHASE BANK                                                      5,904
JPMorgan Chase Bank                                                      2,082
JPMorgan Chase Bank                                                     12,841
JPMorgan Chase Bank                                                      1,794
JPMorgan Chase Bank                                                     22,306
JPMorgan Chase Bank                                                     24,390
JPMorgan Chase Bank                                                     24,965
JPMorgan Chase Bank                                                    103,772
JPMorgan Chase Bank                                                      5,734
JPMorgan Chase Bank                                                      1,899
JPMorgan Chase Bank                                                      8,170
JPMORGAN CHASE BANK                                                     32,041
Mellon Trust - Boston & SF                                              30,034
Mitsubishi Trust International                                             998
R C Greig Nominees Limited a/c                       BL1                     7
R C Greig Nominees Limited GP1                       GP1                   234
R C Greig Nominees Limited SA1                       SA1                 1,011
Reflex Nominees Limited                                                    710
State Street                                                             3,222
STATE STREET BOSTON                                                    172,582
STATE STREET BOSTON                                                     17,034
WELLS FARGO SEATTLE - WIRE BAN                                           3,677
ZEBAN NOMINEES LIMITED                                                       5

                             Total                                   9,844,508



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 21 January 2005